SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[ X ] Annual Report pursuant to Section 15(d) of the

Securities Exchange Act of 1934 for the fiscal year

ended December 31, 2005.

or

[ ] Transition Report pursuant to Section 15(d) of the

Securities Exchange Act of 1934 for the transition

period from __________ to __________.

Commission File Number: 0-16533

Sovereign Bancorp, Inc. Retirement Plan

(Full title of the plan)

Sovereign Bancorp, Inc.

1500 Market Street

Philadelphia, PA 19102

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office.)

Registrant's telephone number, including

area code: (215) 557-4630

Notices and communications from the Securities and Exchange

Commission relating to this report should be forwarded to:

Sovereign Bancorp, Inc.

1130 Berkshire Boulevard

Wyomissing, PA 19610

Attention: Lawrence M. Thompson, Jr.

With a copy to:

Wesley R. Kelso, Esquire

Stevens & Lee

25 North Queen Street

Suite 602

P.O. Box 1594

Lancaster, PA 17608-1594

Item 1. Financial Statements and Exhibits

a. Financial Statements

1.	Report of Independent Registered Public Accounting Firm.

2.	Statements of Net Assets Available for Benefits as of December 31, 2005 and 2004.

3.	Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2005.

4.	Notes to Financial Statements.

Schedule

5.	Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

b. Exhibits

23.1	Consent of Ernst & Young LLP

Sovereign Bancorp, Inc. Retirement Plan

Financial Statements and Schedule

As of December 31, 2005 and 2004 and for the Year Ended December 31, 2005

Contents

Report of Independent Registered Public Accounting Firm	1

Audited Financial Statements

Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4

Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	9

Report of Independent Registered Public Accounting Firm

The Retirement Savings Plan Committee

Sovereign Bancorp, Inc.

We have audited the accompanying statements of net assets available for benefits of the Sovereign Bancorp, Inc. Retirement Plan as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/Ernst & Young LLP

Philadelphia, Pennsylvania,

June 23, 2006

Sovereign Bancorp, Inc. Retirement Plan

Statements of Net Assets Available for Benefits

		December 31, 2005
	401(k)	Allocated ESOP	Unallocated ESOP	Total
Assets
Cash	$27,180	$-	$-	$27,180
Investments at fair value:
Common Stock	114,598,395	56,897,304	63,936,502	235,432,201
Registered investment companies	137,617,492	-	-	137,617,492
Common Collective Trust	28,394,471	-	-	28,394,471
Money Market Funds	188	-	34,376	34,564
Loans to participants	6,125,049	-	-	6,125,049
Total Assets	286,762,775	56,897,304	63,970,878	407,630,957

Liabilities
Liability to plan sponsor
for unallocated ESOP shares	-	-	28,031,178	28,031,178
Net assets available for benefits
	$286,762,775	$56,897,304	$35,939,700	$379,599,779

		December 31, 2004
	401(k)	Allocated ESOP	Unallocated ESOP	Total
Assets
Cash	$16,136	$4,021	$35,343	$55,500
Investments at fair value:
Common Stock	110,332,148	54,951,947	74,096,414	239,380,509
Registered investment companies	104,100,622	-	-	104,100,622
Common Collective Trust	25,269,899	-	-	25,269,899
Money Market Funds	31,142	-	-	31,142
Loans to participants	5,325,647	-	-	5,325,647
Contribution receivable	527,714	-	-	527,714
Total Assets	245,603,308	54,955,968	74,131,757	374,691,033

Liabilities
Liability to plan sponsor
for unallocated ESOP shares	-	-	29,907,751	29,907,751
Net assets available for benefits
	$245,603,308	$54,955,968	$44,224,006	$344,783,282

See accompanying notes.

Sovereign Bancorp, Inc. Retirement Plan

Statement of Changes in Net Assets Available for Benefits

	Year ended December 31, 2005
	401(k)	Allocated ESOP	Unallocated ESOP	Total
Additions
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$ 868,814	$ (2,125,724)	$ (3,055,861)	$ (4,312,771)
Interest and dividends	6,592,561	356,910	557,631	7,507,102
	7,461,375	(1,768,814)	(2,498,230)	3,194,331
Contributions:
Participants	21,582,166	-	-	21,582,166
Employer	10,470,944	-	4,308,750	14,779,694
Rollovers	6,140,896	-	-	6,140,896

Allocation to participants	-	7,104,051	(7,104,051)	-
Transfers from plan mergers	17,294,648	-	-	17,294,648
Interfund transfers	621,620	(621,620)	-	-
Total Additions	63,571,649	4,713,617	(5,293,531)	62,991,735

Deductions
Benefit payments	(22,317,759)	(2,572,129)	-	(24,889,888)
Interest expense	-	-	(2,990,775)	(2,990,775)
Administrative expenses	(94,423)	(200,152)	-	(294,575)
Total deductions	(22,412,182)	(2,772,281)	(2,990,775)	(28,175,238)
Net increase (decrease)	41,159,467	1,941,336	(8,284,306)	34,816,497

Net assets available for benefits at beginning of year	245,603,308	54,955,968	44,224,006	344,783,282
Net assets available for
benefits at end of year	$ 286,762,775	$ 56,897,304	$ 35,939,700	$ 379,599,779

See accompanying notes.

Sovereign Bancorp, Inc. Retirement Plan

Notes to Financial Statements

December 31, 2005 and 2004

1.	Description of Plan

The following brief description of the Sovereign Bancorp, Inc. Retirement Plan (the Plan) is provided for general information purposes only. Participants should refer to the Summary Plan Description for more complete information.

General

The Plan is a defined contribution plan covering all employees of Sovereign Bancorp, Inc. and its subsidiaries (the Sponsor). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA) and the regulations of the Internal Revenue Code of 1986, as amended. Employees are eligible to participate in the 401(k) portion of the Plan once they have completed six months of service and are at least 21 years of age. On November 1, 2004, the Plan was amended to allow for the merger of the Sovereign Bancorp, Inc. Employee Stock Ownership Plan (the ESOP) with and into the Sovereign Bancorp, Inc. 401(k) Retirement Plan (the 401(k) Plan) and the name of the Plan was changed to Sovereign Bancorp, Inc. Retirement Plan. This merger increased net assets available for benefits by $90,591,209 on the merger date. To participate in the ESOP portion of the Plan, employees must complete 1,000 hours of service in a twelve consecutive month period and be at least 21 years of age.

The ESOP portion of the Plan provides retirement benefits for participants and beneficiaries in the form of Sovereign common stock. The ESOP was funded through direct loans from the Sponsor, and proceeds from these loans were used to purchase outstanding shares of the sponsor’s common stock. As the debt on these loans is repaid, shares of Sovereign common stock are released and become eligible for allocation to participant accounts. Accordingly, the financial statements of the Plan as of, and for the year ended December 31, 2005 present separately the assets and liabilities and changes therein pertaining to: a) the accounts of employees with vested rights in allocated stock (allocated), and b) stock not yet allocated to employees (unallocated).

The ESOP includes a leverage feature that was originally used to borrow $40,000,000 from the Sponsor and was used to purchase 6.4 million shares of the Sponsor’s common stock, which is adjusted to reflect stock splits and dividends declared, of the Sponsor’s outstanding common stock. As of December 31, 2005, the Plan had an outstanding liability to the Sponsor of $28,031,178 (fair value of $33,891,264) due and payable in the following years: $2,064,231 – 2006; $2,270,653 – 2007; $2,497,719 – 2008; $2,747,490 – 2009; $3,022,240 - 2010; and $15,428,845 thereafter. The unallocated assets of the ESOP of $63,970,878 as of December 31, 2005 collateralize the liability to the Sponsor. The average interest rate on the loan for the year ended December 31, 2005 was 10%. Sovereign has committed to make contributions sufficient to provide for the debt requirements of the remaining ESOP loans.

Plan Mergers

During 2005, $16,839,048 (including loan balance of $181,410) of assets were transferred into the plan as a result of the Sponsor’s acquisition of Waypoint Financial Corp. Included in the assets transferred were shares of Sovereign Bancorp, Inc. common stock valued at $4,116,232 at the date of transfer. Additionally, $455,600 of assets were transferred into the Plan from the Sponsor’s acquisition of Seacoast Financial Services Corporation (Seacoast) and other various Companies. In May 2004, $9,092,415 of assets were transferred into the plan as a result of the Sponsor's acquisition of First Essex Bancorp, Inc. and in December 2004, $27,540,945 of assets were transferred into the plan as a result of the Sponsor's acquisition of Seacoast. Included in these assets transferred were shares of Sovereign Bancorp, Inc. common stock valued at $8,400,968 at the date of transfer.

Sovereign Bancorp, Inc. Retirement Plan

Notes to Financial Statements

December 31, 2005 and 2004

Contributions

The 401(k) Plan: Participants may annually contribute up to 100% (25% prior to January 1, 2005) of their compensation on a pre-tax basis subject to Internal Revenue Code (IRS) limitations. Participants who have attained age 50 are eligible to make catch-up contributions. Participants may also rollover amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants may direct their contributions to various investment options consisting of Sovereign Bancorp, Inc. common stock, common collective trust, money market funds and selected registered investment companies managed by affiliates of The Charles Schwab Trust Company (the Trustee) and other investment managers. Participants may not direct any future contributions to the Wachovia Common Stock or Bank of America Common Stock funds.

Sponsor matching contributions are invested in Sovereign Bancorp, Inc. common stock when they are initially credited to the participants’ accounts. Participants are then able to direct Sponsor matching contributions to any of the Plan's investment options.

The Sponsor matches 100% of the first 3% of compensation that the participant contributes, plus 50% of the next 2% of compensation that the participant contributes. Profit-sharing contributions are discretionary. There were no profit-sharing contributions for the Plan year ended December 31, 2005.

The ESOP: The annual contribution to the ESOP by the Sponsor is determined by the amortization schedule of the Loan Agreement between the Plan and the Sponsor. As the Plan makes each payment of principal and interest, an appropriate percentage of shares will be allocated to eligible employees. A participant who has attained age 55 and completed at least ten years of participation in this Plan (or its predecessor) may direct a portion of his or her interest in Sovereign ESOP Contribution Account not in excess of 25% of such interest to the Plan’s various investment options. In the sixth Plan Year, the participant can direct 50% rather than 25% of his or her interest to the Plan’s various investment options.

Participant Accounts

The 401(k) Plan: Each participant's account is credited with the participant's contributions and allocations of the Sponsor's matching contributions and Plan earnings and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. Participants are 100% vested in their entire 401(k) account balances at all times. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

The ESOP: Allocations are made to each eligible member who has at least 1,000 hours of service during the year and who is employed at December 31. Each participant receives an allocation in the ratio that such participant’s compensation bears to the total compensation of all eligible participants multiplied by the number of shares allocated. Participants also receive allocations of forfeitures of terminated participants’ nonvested accounts and related ESOP earnings. Allocations are based on participant compensation.

Vesting in the ESOP participant account balances is based on years of service. A participant is 100 percent vested after 5 years of credited service. A participant with less than 5 years of credited service has no vested interest in his or her allocated ESOP account balance.

Sovereign Bancorp, Inc. Retirement Plan

Notes to Financial Statements

December 31, 2005 and 2004

Participant Loans

Participants may borrow from their 401(k) accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their 401(k) account balance. Loan terms range to a maximum of 5 years and are secured by the balance in the participant's account. Interest rates are fixed at the time of borrowing at the current prime rate plus 1% and ranged from 4.75% to 10.50% at December 31, 2005. Principal and interest are paid ratably through biweekly payroll deductions. Participants are not permitted to borrow from their ESOP accounts.

Payment of Benefits

The 401(k) Plan: On termination of service, a participant may receive a lump-sum distribution equal to the vested value of his or her account (mandatory for account balances less than $1,000), elect to receive annual installments over a ten-year period, or have his or her account rolled over into an eligible retirement plan.

The ESOP: Upon termination of service, unless the participant or beneficiary elects otherwise, distribution of a participant’s vested ESOP account is made in whole shares of the Company’s common stock with balances representing fractional shares distributed in cash.

Plan Termination

Although the Sponsor currently has no intention to do so, it has the authority to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, or upon a change in control of the Company (as defined in the Plan), participants will become 100% vested in their ESOP accounts.

2.	Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Valuation of Investments and Income Recognition

The Plan's investments are stated at the aggregate fair value which equals the quoted market price on the last business day of the plan year. The shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. The fair value of the participation units owned by the Plan in the common collective trust are based on quoted redemption values of the last business day of the plan year. The participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Administrative Expenses

Administrative expenses incurred by the Plan are paid by the Sponsor or by the Plan at the discretion of the Sponsor.

Sovereign Bancorp, Inc. Retirement Plan

Notes to Financial Statements

December 31, 2005 and 2004

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

3.	Investments

The fair value of individual investments that represent 5% or more of the Plan's net assets at December 31, are as follows:

	2005	2004

Sovereign Bancorp, Inc. Common Stock *	$ 225,695,137	$ 228,811,805

Schwab Stable Value Select Fund	28,394,471	25,269,899

Schwab S&P 500 Index Select Fund	23,047,066	21,254,198

Dodge & Cox Stock Fund	33,252,927	22,829,185

GE U.S. Equity Fund	**	15,273,590

* The ESOP portion of the Sovereign Bancorp, Inc. Common Stock ($120,833,806 and $129,048,361 at December 31, 2005 and 2004, respectively) is non-participant directed.

** This fund balance did not represent 5% or more of the Plan’s net assets at December 31, 2005.

During 2005, the Plan's investments (including investments bought, sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

Year ended
December 31, 2005

Registered investment companies	$ 4,414,943
Common stock	(9,795,194)
Common collective trust	1,067,480
$ (4,312,771)

4.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rates, market rates and credit default risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits. See Note 3 for the schedule of investments greater than 5% of Plan’s net assets.

Sovereign Bancorp, Inc. Retirement Plan

Notes to Financial Statements

December 31, 2005 and 2004

5.	Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated August 21, 2003, stating that the Plan is qualified under Sections 401(a) and 401(k) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualifications. The Plan Administrator has indicated that it will take the necessary steps, if any, to maintain the Plan’s qualified status.

6.	Transactions with Parties-In-Interest

The Plan held 10,439,183 and 10,146,865 shares of common stock of the Sponsor at December 31, 2005 and 2004, respectively.

During 2005, the Plan received $1,732,447 in dividends from the Sponsor. Fees paid during the year by the Plan for trustee and record-keeping services were based on customary and reasonable rates for such services.

The Charles Schwab Trust Company is the trustee as defined by the Plan. Certain Plan investment options are managed by the trustee and transactions relating to these investment options qualify as party-in-interest transactions. These transactions are covered by an exemption from the "prohibited transaction" provisions of ERISA and the Code.

The Plan has a liability to the Plan Sponsor of $28,031,178 and $29,907,751 as of December 31, 2005 and 2004, respectively, and during 2005, $2,990,775 of interest expense was recognized related to this liability.

7.	Subsequent Event

In June 2006, Sovereign Bancorp, Inc. acquired Independence Community Bank Corp “ICBC”. Sovereign anticipates merging ICBC’s 401(k) plan into the Sovereign Retirement Plan by the end of the first quarter in 2007.

Sovereign Bancorp, Inc. Retirement Plan

EIN number 23-2453088 Plan No.: 002

Schedule H, Line 4i -

Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or of Maturity Value	Cost	Current Value

*Schwab US Treasury Money Fund	Money Market Fund	**	$34,376
*Schwab Retirement Money Fund	Money Market Fund	**	53
*Stock Liquidity	Money Market Fund	**	66
*Stock Liquidity 2	Money Market Fund	**	69

Wachovia Corporation	Common Stock	**	3,823,311
Bank of America	Common Stock	**	5,913,753
*Sovereign Bancorp, Inc.	Common Stock (ESOP)	$40,436,902	120,833,806
*Sovereign Bancorp, Inc.	Common Stock (401(k))	**	104,861,331

Europacific Growth Fund	Registered Investment Company	**	10,449,391
BGI LifePath 2010	Registered Investment Company	**	5,762,902
BGI LifePath 2020	Registered Investment Company	**	6,048,867
BGI LifePath 2030	Registered Investment Company	**	3,717,113
BGI LifePath 2040	Registered Investment Company	**	1,315,845
BGI LifePath	Registered Investment Company	**	2,396,555
BGI Bond	Registered Investment Company	**	10,954,926
GE U.S. Equity Fund	Registered Investment Company	**	15,015,013
Goldman Sachs Small Cap Equity	Registered Investment Company	**	8,229,986
Growth Fund of America	Registered Investment Company	**	14,739,647
TWC Galileo Value Fund	Registered Investment Company	**	2,687,254
*Schwab S&P 500 Index Select Fund	Registered Investment Company	**	23,047,066
Dodge & Cox Stock Fund	Registered Investment Company	**	33,252,927

*Schwab Stable Value Select Fund	Common Collective Trust	**	28,394,471

*Participant loans	Interest rates ranging from 4.75% to 10.50%	**	6,125,049

			$407,603,777

*	Indicates party-in-interest to the Plan.

** Cost is not required for participant-directed investments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Sovereign Bancorp, Inc. Retirement Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

SOVEREIGN BANCORP, INC. RETIREMENT PLAN

Date: June 28, 2006	By/s/ Lawrence M. Thompson, Jr.
__________________________________
Lawrence M. Thompson, Jr.,
Chief Administrative Officer

Exhibit Index

Exhibit

23.1	Consent of Ernst & Young LLP

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-29038) pertaining to the Sovereign Bancorp, Inc. Retirement Plan of our report dated June 23, 2006, with respect to the financial statements and schedule of the Sovereign Bancorp, Inc. Retirement Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2005.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania

June 23, 2006